OMB Number 3235-0287
                                                   Expires:  September 30, 1998


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/   /    Check this box if no longer subject to Section 16.
         Form 4 or Form 5 obligations may continue.  See
         Instruction 1(b).

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
         Company Act of 1935 or Section 30(f) of the Investment
         Company Act of 1940.


1. Name and Address of Reporting Person (If the form is filed by more than one reporting person, see Instruction 4(b)(v).)

         Atchinson,                          Robert                      L.
         (Last)                               (First)                  (Middle)

                                     500 Broadway, M/S 1202
                                            (Street)

         Redwood City,                         CA                   94063-3199
         (City)   (State)                     (Zip)



2.       Issuer Name and Ticker or Trading Symbol
         Ampex Corporation (AXC)



3.       IRS or Social Security Number of Reporting Person
         (Voluntary)



4.       Statement for
         (Month/Year)
         8/99

5.       If Amendment, Date of Original
         (Month/Year)



786048.1

6.       Relationship of Reporting Persons to Issuer
                           (Check all applicable)

         _____   Director                   ______   10% Owner
           X     Officer (give title below) ______   Other (specify
                                                     below)

         Vice President

7.       Individual or Joint/Group filing (Check Applicable Line)

           X     Form filed by One Reporting Person
         _______ Form filed by More than One Reporting Person

786048.1


 TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.    Title of               2.    Trans         3.    Trans                4.    Securities Acquired (A)
      Security                     action              action                     or Disposed of (D)
      (Instr.3)                    Date                Code                       (Instr.3, 4 and 5)
                                   (Month              (Instr.8)
                                   /Date/
                                   Year)



                                                                            ----------------------------------------------
                                                    Code            V            Amount          (A) or          Price
                                                                                                   (D)



Class A Common Stock              8/20/99             G                           1,000             D

Class A Common Stock              8/20/99             G                           1,000             D

Class A Common Stock              8/20/99             G                           1,000             D





1.    Title of               5.    Amount of          6.    Ownership           7.    Nature of
      Security                     Securities               Form:                     Indirect
      (Instr.3)                    Benefici-                Direct (D)                Beneficial
                                   ally Owned               or                        Ownership
                                   at End of                Indirect
                                   Month                    (I)                       (Instr. 4)

                                   (Inst. 3                 (Instr. 4)
                                   and 4)






Class A Common Stock               15,000                       D

Class A Common Stock               15,000                       D

Class A Common Stock               15,000                       D



                                                  SEC 1474 (7-96)                                         Page 3

786048.1




  TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.    Title of          2  Conver         3.    Trans          4.    Transaction
      Derivative           sion or              action               Code
      Security             Exercise             Date
      (Instr.3)            Price of                                  (Instr. 8)
                           Deri                 (Month/
                           vative               Day/
                           Security             Year)
                                                                       Code             V

Option to                  $1.50                 8/20/99                 M              V
acquire (Note
1)

-------------------------  --------------------  -------------------  --------------  --------------






1.    Title of         5.    Number of Deriv-    6.    Date Exercisable and
      Derivative             ative Securities          Expiration Date
      Security               Acquired (A) or           (Month/Day/Year)
      (Instr.3)              Disposed of (D)

                             (Instr. 3, 4,
                             and 5)
                              (A)     (D)          Date Exer-       Expiration
                                                   cisable             Date
Option to
acquire (Note
1)                                   18,000        12/28/95-          12/28/04
                                                   12/28/97

---------------------  ------------------------  ------------------------------


                             SEC 1474 (7-96)                          Page 4
786048.1




1.    Title of         7.    Title and Amount of       8.    Price of        9. Number of     10.Ownership       11. Nature of
      Derivative             Underlying Security             Derivative      Derivative       Form of Deri-      Indirect Bene-
      Security                                               Security        Securities       vative Sec-        ficial Owner-
      (Instr.3)              (Instr.3 and 4)                                 Beneficially     urity: Direct      ship (Instr.
                                                             (Instr. 5)      Owned at End     (D) or             4)
                                                                             of Month         Indirect (I)
                                                                                               (Instr. 4)
                                                                            Instr. 4)
                        Title         Amount or
                                      Number of
                                      Shares
Option to              Class A          18,000                 $0            132,000             D
acquire (Note          Common
1)                     Stock

---------------------  -----------------------  --------------------------------------------- ----------------  ----------------




                             SEC 1474 (7-96)                          Page 5
786048.1

Explanation of Responses:

Table I, Note 1: Securities reported were disposed of by gifts under the Uniform Transfers to Minors Act to grandchildren of the reporting person with no proceeds being received. The reporting person is custodian of the shares but disclaims beneficial ownership in the shares disposed of, and this report shall not be deemed an admission that the reporting person is the beneficial owner of these shares for purposes of Section 16 or for any other purpose.

Table II, Note 1: Exercise of non-qualified stock option granted pursuant to Rule 16(b) under the Ampex Corporation Stock Incentive Plan (the "Plan"). The Column 9 total includes other options outstanding under the Plan that have identical exercise prices and exercisability dates.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/Robert L. Atchison                        9/9/99
-----------------------------------------  --------------------
**Signature of Reporting Person              Date



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             SEC 1474 (7-96)                          Page 6
786048.1